# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertex, Inc., CIK 0001806837
CUSIP: 92538J106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2301 Renaissance Boulevard, King of Prussia, Pennsylvania (PA), 19406
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001598843

## Reporting persons
- Arthur C. Young: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)
- Douglas J. Dossey: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)
- Tensile Capital Management LP: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)
- Tensile Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)
- Tensile Capital GP LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)
- Tensile Capital Partners Master Fund: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,630,850; sole dispositive power 0; shared dispositive power 3,630,850; aggregate amount beneficially owned 3,630,850 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Vertex, Inc.
Address of issuer's principal executive offices: 2301 Renaissance Boulevard, King of Prussia, PA 19406

## Item 2. Person Filing
Name of person filing:
Arthur C. Young
Douglas J. Dossey
Tensile Capital Management LP
Tensile Capital Management GP LLC
Tensile Capital GP LLC
Tensile Capital Partners Master Fund LP
Address of principal business office or, if none, residence:
700 Larkspur Landing Circle, Suite 255
Larkspur, CA 94939
Citizenship: United States, Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: The information requested by this paragraph is incorporated herein by reference to the cover page to this Schedule 13G.
Percent of class: See above.
Sole power to vote or to direct the vote: See above.
Shared power to vote or to direct the vote: See above.
Sole power to dispose or to direct the disposition: See above.
Shared power to dispose or to direct the disposition: See above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Arthur C. Young: Arthur C. Young, Arthur C. Young (05/15/2025)
- Douglas J. Dossey: Douglas J. Dossey, Douglas J. Dossey (05/15/2025)
- Tensile Capital Management LP: Arthur C. Young, Managing Partner (05/15/2025)
- Tensile Capital Management GP LLC: Arthur C. Young, Manager (05/15/2025)
- Tensile Capital GP LLC: Arthur C. Young, Manager (05/15/2025)
- Tensile Capital Partners Master Fund: Arthur C. Young, General Partner (05/15/2025)